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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                   and Rule 13e-3 (Section 240.13e-3) thereunder)


                                (Amendment No. 3)


                        USP REAL ESTATE INVESTMENT TRUST
                                (Name of Issuer)


                        USP REAL ESTATE INVESTMENT TRUST
                         AEGON USA Realty Advisors, Inc.
                      (Name of Person(s) Filing Statement)


            Shares of Beneficial Interest, $1.00 par value per share
                         (Title of Class of Securities)


                                   903370-10-4
                                ------------------
                      (CUSIP Number of Class of Securities)


Alan F. Fletcher                           Maureen DeWald
USP Real Estate Investment Trust           AEGON USA Realty Advisors, Inc.
4333 Edgewood Road N.E.                    4333 Edgewood Road N.E.
Cedar Rapids, IA 52499-5556                Cedar Rapids, IA 52499-5555
(319) 398-8849                             (319) 398-8818

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                 with copies to:

                             Timothy S. Hearn, Esq.
                             Dorsey & Whitney LLP
                             Pillsbury Center South
                             220 South Sixth Street
                             Minneapolis, MN 55420
                             (612) 340-7802
                             Fax: (612) 340-8827

                   This statement is filed in connection with:

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [ ] A tender offer.
d. [ ] None of the above.

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Check the following box if the soliciting materials or information statement referred to in check box (a) are preliminary copies: [X]


                            CALCULATION OF FILING FEE

     Transaction Valuation: $33,500,000*          Amount of Filing Fee: $6,700

* For purposes of calculating fee only. This amount assumes a cash payment of $33,500,000 to the registrant for the assets to be sold.



[X] Check box if any part of the fee is offset as provided in Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:     $6,700
Form or Registration No.:   Schedule 14A
Filing Party:  USP Real Estate Investment Trust
Date Filed:    January 20, 2000


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                              Cross Reference Sheet
              (Pursuant to General Instruction F to Schedule 13e-3)

Introduction

         This Rule 13E-3 Transaction Statement (the "Statement") is being filed in connection with the proposed sale of assets (the "Asset Sale") by USP Real Estate Investment Trust, an Iowa common law business trust (the "Issuer"), to AEGON USA Realty Advisors, Inc., an Iowa corporation ("AEGON Advisors") pursuant to the terms and conditions of Real Estate Sale and Purchase Agreement dated January 20, 2000 (the "Purchase Agreement"), a copy of which is referenced in Exhibit (c). Upon completion of the Asset Sale, the Trust intends, subject to shareholder approval, to distribute the net proceeds of the Asset Sale, plus any other cash held by the Trust, less any cash retained to satisfy creditors, to its shareholders (the "Liquidation"), resulting in the termination of the Trust.

         The Cross Reference Sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Issuer's proxy statement (the "Proxy Statement"), concurrently being filed with the Securities and Exchange Commission (the "SEC") in connection with the proposed Asset Sale and Liquidation of information required to be included in response to items of this Statement. A copy of the Proxy Statement is referenced in Exhibit (d). The information in the Proxy Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement. All information in, or incorporated by reference in, the Proxy Statement or this Statement concerning the Issuer or its advisors, or actions or events with respect to any of them, was provided by the Issuer, and all information in, or incorporated by reference in, the Proxy Statement or this Statement concerning AEGON Advisors or its affiliates, or actions or events with respect to any of them, was provided by AEGON Advisors. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Statement shall have the respective meanings given them in the Proxy Statement.

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Schedule 13e-3 Item Number and Response and/or Location in Proxy Statement (for
incorporation by reference)


Item 1.  Issuer and Class of Security subject to the Transaction

(a) ..........................The name of the issuer is USP Real Estate
                              Investment Trust, an Iowa common law trust, and the address of its principal executive offices is 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499-5441.

(b) .........................."The Special Meeting--Record Date; Shareholder
                              Approval" and "Market Price Information," which information is incorporated herein by this reference.

(c) .........................."Market Price Information," which information is incorporated herein by this reference.

(d) .........................."Market Price Information," which information is incorporated herein by this reference.

(e) ..........................Not applicable.

(f) ..........................Not applicable.



Item 2.  Identity and Background

(a)-(d), (g) .................Front Cover Page, "Summary of the Proxy
                              Statement--The Parties," "Management of the Trust and AEGON Advisors," "Principal Shareholders" and "Ownership of Shares by Trustees and Officers," which information is hereby incorporated herein by this reference.

(e), (f) .....................During the last five years, none of the Issuer,
                              AEGON Advisors, AEGON USA, Inc., AEGON N.V. nor, to the best of the Issuer's or AEGON Advisors' knowledge, their respective executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.  Past Contacts, Transactions or Negotiations

(a)(1) ......................."The Trust," which information is incorporated herein by this reference.

(a)(2), (b) ..................."Special Factors--Background of the Asset Sale,"
                              "Special Factors--Conflicts of Interest," "Summary of Material Features of the Asset Sale," and "Annex C--Real Estate Sale and Purchase Contract," which information is incorporated herein by this reference.


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Item 4.  Terms of the Transaction

(a) .........................."Summary of Material Features of the Asset Sale,"
                              and "Annex C--Real Estate Sale and Purchase
                              Contract," which information is incorporated herein by this reference.

(b) .........................."Summary of the Proxy Statement--Potential
                              Detriments and Benefits of the Asset Sale and the Liquidation to Unaffiliated Shareholders; Benefits to Insiders," "Special Factors--Conflicts of Interests," which information is incorporated herein by this reference.


Item 5.  Plans or Proposals of the Issuer or Affiliate

(a)-(g) ......................"Summary of the Proxy Statement-- Purpose of the
                              Asset Sale," "Summary of the Proxy Statement-- Liquidation Procedures," "The Special Meeting--Proposal to be Considered at the Special Meeting," "Summary of Material Features of the Asset Sale--The Purchase Agreement," "Special Factors--Purpose and Structure of the Asset Sale" and "The Liquidation," which information is incorporated herein by this reference.



Item 6.  Source and Amount of Funds or Other Consideration

(a) .........................."Summary of Material Features of the Asset
                              Sale--Financing of the Asset Sale; Source of
                              Funds," which information is incorporated herein by this reference.

(b) .........................."Expenses of the Transaction," which information is incorporated herein by this reference.

(c), (d)......................Not applicable.



Item 7.  Purpose(s), Alternatives, Reasons and Effects

(a)-(c) ......................"Summary of the Proxy Statement-- Purpose of the
                              Asset Sale," "Special Factors--Background of the Asset Sale," "Special Factors--Purpose and Structure of the Asset Sale," "Special Factors--The Trust's Reasons for the Asset Sale" and "Special Factors--Unsolicited Offers from Third Parties," which information is incorporated herein by this reference.

(d) .........................."Questions and Answers about the Asset Sale and
                              Liquidation," "Summary of the Proxy Statement-- Potential Detriments and Benefits of the Asset Sale and the Liquidation to Unaffiliated Shareholders; Benefits to Insiders," "Special Factors--Purpose and Structure of the Asset Sale," "Summary of Material Features of the Asset Sale--Federal Income Tax Consequences" and "The Liquidation" which information is incorporated herein by this reference.


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Item 8.  Fairness of the Transaction

(a) .........................."Summary of the Proxy Statement-- Recommendation
                              of the Trust's Board of Trustees," "Special
                              Factors--The Trust's Reasons for the Asset Sale," "Special Factors--Opinion of Financial Advisor" and "Special Factors--Perspective of AEGON Advisors and its Affiliates on the Fairness of the Asset Sale," which information is incorporated herein by this reference.

(b) .........................."Summary of the Proxy Statement-- Potential
                              Detriments and Benefits of the Asset Sale and the Liquidation to Unaffiliated Shareholders; Benefits to Insiders," "Special Factors--Opinion of Financial Advisor," "Special Factors--Background of the Asset Sale," "Special Factors--The Trust's Reasons for the Asset Sale," "Special Factors--Perspective of AEGON Advisors and its Affiliates on the Fairness of the Asset Sale," and "Annex B--Opinion of Raymond James & Associates, Inc.," which information is incorporated herein by this reference.

(c) .........................."The Special Meeting--Record Date; Shareholder
                              Approval," which information is incorporated herein by this reference.


(d) ..........................Unaffiliated representatives were not retained by the Trust to act solely on behalf of the unaffiliated shareholders. See "Special Factors-- Background of the Asset Sale" and "Special Factors--The Trust's Reasons for the Asset Sale," which information is incorporated herein by this reference.


(e) .........................."Special Factors--The Trust's Reasons for the
                              Asset Sale," which information is incorporated herein by this reference.

(f)...........................Not applicable.



Item 9.  Reports, Opinions, Appraisals and Certain Negotiations

(a)-(c) ......................"Summary of the Proxy Statement-- Opinion of the
                              Trust's Financial Advisor," "Special
                              Factors--Background of the Asset Sale," "Special Factors--Perspective of AEGON Advisors and its Affiliates on the Fairness of the Asset Sale," "Special Factors--Opinion of Financial Advisor" and "Annex B--Opinion of Raymond James & Associates, Inc.," which information is incorporated herein by this reference.

Item 10.  Interest in Securities of the Issuer

(a) .........................."Principal Shareholders" and "Ownership of Shares
                              by Trustees and Officers," which information is incorporated herein by this reference.

(b)...........................Not applicable.


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Item 11.  Contracts, Arrangements

"Special Factors--Conflicts of Interest," "Summary of Material Features of the Asset Sale--The Purchase Agreement," and "Principal Shareholders," which information is incorporated herein by this reference.



Item 12. Present Intention and Recommendation of Certain Persons With Regard to the Transaction

(a), (b) ....................."The Special Meeting--Record Date; Shareholder
                              Approval" and "Special Factors--Conflicts of
                              Interest," which information is incorporated herein by this reference.



Item 13.  Other Provisions of the Transaction

(a) .........................."Summary of Material Features of the Asset
                              Sale--Absence of Appraisal Rights," which information is incorporated herein by this reference.

(b), (c)......................Not applicable.



Item 14.  Financial Information

"Selected Financial Data," "Pro Forma Financial Information," and "Annex A--Annual Report on Form 10-K for the year ended December 31, 1999, as amended on Form 10-K/A filed on May 3, 2000" which information is incorporated herein by this reference.

Item 15.  Person and Assets Employed, Retained or Utilized

(a), (b) ....................."The Special Meeting--Proxies" and "Cost and
                              Method of Proxy Solicitation," which information is incorporated herein by this reference.



Item 16.  Additional Information

See the text of the Proxy Statement.



Item 17.  Materials to be Filed

Exhibit Number and Description


   Exhibit (b) ...............Opinion of Raymond James & Associates, Inc.
                              (Incorporated herein by reference to Annex B to the Proxy Statement).

   Exhibit (c) ...............Real Estate Sale and Purchase Contract, dated as of January 20, 2000, executed by and between USP Real Estate Investment Trust and AEGON


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                              USA Realty Advisors, Inc. (Incorporated herein
                              by reference to Annex C to the Proxy Statement).


   Exhibit (d) ...............Definitive Proxy Statement on Schedule 14A filed by Issuer on May 12, 2000 (Incorporated herein by reference).


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           USP REAL ESTATE INVESTMENT TRUST


                              Date: May 12, 2000


                              Signature: /s/ Alan F. Fletcher
                                        ----------------------------------

                              Name and Title:  Alan F. Fletcher, Vice President
                                               and Treasurer


                           AEGON USA REALTY ADVISORS, INC.


                              Date: May 12, 2000


                              Signature: /s/ David L. Blankenship
                                        ----------------------------------

                              Name and Title:  David L. Blankenship, President


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